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10047154



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

April 23, 2010

Act	Exchange
Section	14(e)
Rule	14e-5
Public Availability	23 Apr 2010

Via Facsimile (212) 225-3999 and U.S. Mail

Daniel S. Sternberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Re: Exchange Offer by America Movil, S.A.B. de C.V for all outstanding shares of Telmex Internacional, S.A.B. de C.V.
File No. TP 10-23

Dear Mr. Sternberg:

We are responding to your letter dated April 22, 2010 to Michele Anderson, Christina Chalk, and Josephine Tao, as supplemented by telephone conversations with the staff, with regard to your request for exemptive relief. To avoid having to recite or summarize the facts set forth in your letter, we attach the enclosed photocopy of your correspondence. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter of April 22, 2010.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission hereby grants exemptions from the following provisions of the Exchange Act and rules thereunder:

- Rule 14d-10(a)(1) under the Exchange Act. This exemption permits the use of the dual tender offer structure of the TII Offers, as described in your letter. The U.S. Offer will be open to all holders of TII ADSs and TII A Shares and TII L Shares not resident in Mexico. The Mexican Offer will be open to all holders of TII A Shares and TII L Shares, including U.S. persons who hold TII A Shares and TII L Shares. In this regard, we note your representation that U.S. holders of TII A and L Shares may not be excluded from the Mexican Offer pursuant to Mexican law.

- Rule 14e-5 under the Exchange Act. The exemption from Rule 14e-5 permits AMX to purchase TII L Shares pursuant to the Mexican Offer during the U.S. Offer. You do not request and we do not grant any relief regarding purchases or arrangements to purchase TII Public Securities outside the U.S. Offer otherwise than pursuant to the

Mexican Offer. In granting this relief, we note that, except for the relief specifically granted herein, the TII Offers will comply with the requirements of Rule 14e-5. This exemption is subject to the condition that all conditions of Rule 14e-5(b)(11) will be satisfied except for Rule 14e-5(b)(11)(i).

The foregoing exemptive relief is based solely on the representations and the facts presented in your letter dated April 22, 2010 and does not represent a legal conclusion with respect to the applicability of the statutory or regulatory provisions of the federal securities laws. The relief is strictly limited to the application to this transaction of the statutory provisions and rules listed above. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change. In addition, this position is subject to modification or revocation if at any time the Commission, the Division of Corporation Finance or the Division of Trading and Markets determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Corporation Finance and Trading and Markets express no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance and the Division of Trading and Markets pursuant to delegated authority,



Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance



Josephine J. Tao
Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets

Enclosure

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial: (212) 225-2630
E-Mail: dsternberg@cgsh.com

April 22, 2010

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Attention:
Ms. Michele Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Christina E. Chalk
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Josephine J. Tao
Assistant Director, Office of Trading Practices and Processing
Division of Trading and Markets

Re: Proposed Exchange Offer by América Móvil, S.A.B. de C.V. for all of the outstanding shares of Telmex Internacional, S.A.B. de C. V.

Dear Ms. Anderson, Ms. Chalk and Ms. Tao:

We are writing on behalf of our client, América Móvil, S.A.B. de C.V., a public stock corporation with variable capital (*sociedad anónima bursátil de capital variable*) ("AMX") organized under the laws of the United Mexican States ("Mexico"), in connection with proposed exchange offers by AMX in the United States and in Mexico for the outstanding publicly traded shares of Telmex Internacional, S.A.B. de C.V., a public stock corporation with variable capital organized under the laws of Mexico ("TII"), in order to request exemptive relief from the Securities and Exchange Commission (the "Commission") from provisions of Rules 14d-10(a)(1) and 14e-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

A. Introduction

AMX is the largest provider of wireless communications services in Latin America based on subscribers. TII is a Mexican holding company, providing through its subsidiaries a wide range of telecommunications services in Brazil, Colombia, Argentina, Chile, Peru and Ecuador. Carso Global Telecom, S.A.B. de C.V., a public stock corporation with variable capital organized under the laws of Mexico ("CGT"), is a holding company that conducts substantially no operations other than to hold controlling interests in TII and Teléfonos de México, S.A.B. de C.V. ("TMX"). Each of AMX, TII and CGT may be deemed to be controlled by Carlos Slim Helú, together with his sons and daughters (together, the "Slim Family").

On January 13, 2010, AMX publicly announced its intention to seek to acquire all of the outstanding publicly traded equity securities of TII in exchange for shares of AMX or, at the election of the exchanging holder, cash, through two offers to purchase, one in the United States (the "U.S. Offer") and one in Mexico (the "Mexican Offer" and, together with the U.S. Offer, the "TII Offers"). Concurrently with its announcement of the TII Offers, AMX also announced its intention to make an offer to purchase all of the outstanding equity securities of CGT, also in exchange for shares of AMX (the "CGT Offer").

The purpose of the TII Offers and the CGT Offer is to permit AMX to acquire ownership, directly and indirectly, of substantially all the issued and outstanding shares of TII in order to combine AMX's wireless communications services in Latin America with TII's voice, data and video transmission, Internet access and other telecommunications services in Brazil, Colombia and certain other Latin American countries.

The publicly traded TII equity securities consist of Series A shares (the "TII A Shares") and Series L shares (the "TII L Shares" and, together with the TII A Shares, the "TII Public Shares"), as well as American Depositary Shares representing TII A Shares (the "TII A ADSs") and TII L Shares (the "TII L ADSs" and, together with the TII A ADSs, the "TII ADSs"). We refer to the TII ADSs together with the TII Public Shares as the "TII Public Securities".

TII also has outstanding Series AA Shares (the "TII AA Shares"), which are not traded on any exchange, are beneficially owned principally by the Slim Family and AT&T Inc. ("AT&T") and are not the subject of the TII Offers. The TII AA Shares and the TII Public Shares are collectively referred to as the "TII Shares" and, together with the TII ADSs, the "TII Securities").

As disclosed in Amendment No.6 to the Schedule 13D of the Slim Family and certain affiliates, including CGT, filed on January 26, 2010, as of January 15, 2010 the Slim Family and such affiliates were the holders of 6,100,000,000 TII AA Shares, 3,841,562,944 TII L Shares and 92,781,660 TII A Shares, representing approximately 75%, 40% and 23% of the outstanding shares of each series respectively. The vast majority of these shares (6,000,000,000 TII AA Shares, 3,164,945,600 TII L Shares and 92,105,560 TII A Shares, representing approximately 74%, 33% and 23% of the outstanding shares of each series respectively) were held directly by CGT and a subsidiary. Of the TII L Shares held by CGT, 242,230,480 were held in DTC in the form of ADSs. In accordance with Instruction 2 to Rule 14d-1(d), the foregoing share numbers do not include shares underlying convertible securities or options that are convertible into or exercisable for TII Shares.

CGT is a holding company that conducts substantially no operations other than to hold the outstanding TII Securities noted above and approximately 59.4% of the outstanding equity securities of TMX. CGT is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"). CGT has outstanding a single class of shares designated Series A1 (the "CGT A1 Shares"), which are only traded on the Mexican Stock Exchange, and CGT is exempt from registration under the Exchange Act pursuant to Rule 12g3-2(b). ADSs representing CGT A1 Shares have been registered under the Securities Act on Form F-6, but they do not trade in any market. Over 95% of the outstanding CGT A1 Shares are held by Mexican persons; accordingly, the CGT Offer will be exempt from registration under the Securities Act pursuant to Rule 802, exempt from Rule 13e-3 pursuant to paragraph (g)(6) of that rule and exempt from Regulations 14D and 14E under the Exchange Act pursuant to Rule 14d-1(c). Accordingly, we are not requesting any relief from the Commission in respect of the CGT Offer.

Upon consummation of the TII Offers and the CGT Offer (assuming maximum participation), AMX would own approximately 39.3% of TII's outstanding capital stock directly and approximately 60.7% indirectly through its ownership of CGT.

TII is also a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act and Rule 405 under the Securities Act. The TII ADSs are listed on the New York Stock Exchange (the "NYSE"),[1] and the TII Public Securities are registered pursuant to Section 12(b) of the Exchange Act. TII is subject to the informational reporting requirements of the Exchange Act and files reports on Forms 20-F and furnishes 6-Ks with the Commission. The U.S. Offer will accordingly be subject to, and will be conducted in accordance with, the applicable requirements of the Securities Act and the Exchange Act. AMX will file a Registration Statement on Form F-4 for the purpose of registering the offer of its securities in the U.S. Offer.

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[1] Each TII A ADS represents twenty TII A Shares, and each TII L ADS represents twenty TII L Shares. The TII A Shares and the TII L Shares are listed on the Mexican Stock Exchange (*Bolsa Mexicana de Valores*).

In Mexico, tender offers are regulated by the Securities Market Law (*Ley del Mercado de Valores*) (the "Mexican Securities Law") and by the General Rules Applicable to Issuers of Securities and Other Participants in the Stock Exchange, as amended (the "Mexican Regulations") issued by the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*, or the "CNBV"). The Mexican Offer will accordingly be conducted in accordance with the applicable requirements of the Mexican Securities Law and the Mexican Regulations and be subject to the supervision of the CNBV and the Mexican Stock Exchange.

Because both the Mexican and U.S. regulatory schemes would be applicable to offers to purchase all of the TII Public Securities, for the reasons outlined below, concurrent dual tender offers are the most efficient means to complete such a transaction in compliance with both regimes. As a result, the TII Offers will consist of (i) the U.S. Offer open to all holders of TII ADSs and to all holders of TII A Shares and TII L Shares who are not resident in Mexico and who are resident in the United States within the meaning of Rule 14d-1 under the Exchange Act ("U.S. Residents"), and concurrently (ii) the Mexican Offer open to all holders of TII A Shares and TII L Shares.

In connection with the proposed structure of the TII Offers, we hereby are requesting on behalf of AMX that the Commission grant exemptive relief:

(i) from Rule 14d-10(a)(1) under the Exchange Act to permit the dual tender offer structure of the TII Offers; and

(ii) from Rule 14e-5 under the Exchange Act to permit AMX to exchange or purchase TII L Shares pursuant to the Mexican Offer.

B. The Parties

1. AMX

AMX is the largest provider of wireless communications services in Latin America based on subscribers. In 2009, AMX had operating revenues of Ps.394 billion ($30.2 billion) and net income of Ps.77 billion ($5.9 billion) and its total assets at December 31, 2009 were Ps.453 billion ($34.7 billion). As of December 31, 2009, AMX had 201 million wireless subscribers in eighteen countries. AMX also had an aggregate of approximately 3.8 million fixed lines in Central America and the Caribbean as of December 31, 2009, making it the largest fixed-line operator in Central America and the Caribbean based on the number of subscribers. The company is managed by a board of ten directors, of whom two are related to the Slim Family and the other eight are unrelated to the Slim Family and independent (as defined in the NYSE's rules and under Mexican legal standards) of AMX itself.

AMX and TII have substantially identical equity capital structures, which is attributable to the origins of each company. Each company was established in an *escisión* (a split-up, similar to a U.S. spin-off) from TMX – AMX in 2000 and TII in 2007—and their equity capital structures substantially mirror that of TMX. This specific three-class capital structure, which is described below, was developed by the Mexican government in connection with its privatization of TMX in 1990, and has since been approved by the CNBV and other Mexican regulatory bodies.

AMX has three outstanding classes of equity capital – Series AA shares (the "AMX AA Shares"), Series A shares (the "AMX A Shares") and Series L shares (the "AMX L Shares"). AMX AA Shares are not traded on any exchange and are beneficially owned principally by the Slim Family and AT&T. Both AMX L Shares and AMX A Shares are traded on the Mexican Stock Exchange. AMX L Shares and AMX A Shares are traded outside Mexico in the form of American Depositary Shares (the "AMX L ADSs" and the "AMX A ADSs," respectively and, collectively, the "AMX ADSs"). The AMX L ADSs are listed on the NYSE and the AMX A ADSs are listed on the National Market System of NASDAQ. The AMX L Shares, AMX A Shares and AMX ADSs (the "AMX Public Securities ") are all registered under the Exchange Act. AMX is subject to the informational reporting requirements of the Exchange Act and files reports on Forms 20-F and furnishes 6-Ks with the Commission.

2. TII

TII is a Mexican holding company, providing through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador, a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions; pay cable and satellite television; and print and Internet-based yellow pages directories in Mexico, the United States, Argentina and Peru. TII's largest business is in Brazil, which accounts for nearly 80% of its total revenues. TII operates in Brazil through Embratel Participações S.A. and its subsidiaries.

As noted above, the equity capital structures of TII and AMX are substantially identical. Like AMX, TII has three outstanding series of equity capital – the TII AA Shares, the TII A Shares and the TII L Shares. The attributes of each series of TII Shares are substantially identical to those of the corresponding series of AMX Shares. As is the case with AMX, the rights of holders of each series of TII Shares are identical to the other series except for certain variations in voting rights and limitations on non-Mexican ownership of TII AA Shares, and the election of a majority of the TII board and voting control of the company is effectively vested in the TII AA Shares.

As is the case with the AMX Shares, the TII A Shares and TII A ADSs and the TII L Shares and TII L ADSs have historically traded at close to parity, often with the TII A Shares and TII A ADSs generally trading at a small discount.

AMX has considered whether or not the U.S. Offer qualifies for the Tier II exemptive relief provided under Rule 14d-1(d). Based on the information and the inquiries as to U.S. ownership summarized below, AMX believes that the U.S. Offer does not qualify for Tier II with respect to the TII L Shares but that it would qualify with respect to the TII A Shares.

In order to determine the percentage of outstanding TII L Shares and TII A Shares held by U.S. holders as of January 15, 2010 (the second day following the announcement by AMX of its intention to conduct the TII Offers) in accordance with Rule 14d-1(d), AMX initiated two inquiries. It first requested and obtained from J.P. Morgan, the depositary bank for the TII ADSs, the total numbers of TII L ADSs and TII A ADSs, respectively, that as of January 15, 2010, were held by persons with registered addresses in the United States (including ADSs held through the Depository Trust Company, or DTC). Thereafter, AMX, on March 10, 2010, made a formal request through TII to S.D. Indeval, S.A. de C.V. ("Indeval"), the Mexican clearing system, that Indeval obtain from its participant institutions the numbers of TII L Shares and TII A Shares held by them as of January 15, 2010 for the benefit of residents of the United States. On March 19, 2010 Indeval provided TII with the results of its inquiry.

With respect to the TII L Shares, based on these inquiries, AMX has determined that as of January 15, 2010, approximately 3,945,090,180 TII L Shares were represented by TII L ADSs held by persons with registered addresses in the United States (including DTC)[2], and that participants in Indeval held an aggregate of approximately 686,895,131 TII L Shares for holders with registered addresses in the United States. Accordingly, to the best of AMX's knowledge, as of January 15, 2010, an aggregate of approximately 4,631,985,311 TII L Shares were held by persons with registered U.S. addresses.

Similarly, with respect to the TII A Shares, AMX has determined that as of January 15, 2010, approximately 94,470,180 TII A Shares were represented by TII A ADSs held by persons with registered addresses in the United States (including DTC), and that participants in Indeval held an aggregate of approximately 4,187,665 TII A Shares for holders with registered addresses in the United States. Accordingly, to the best of AMX's knowledge, as of January 15, 2010, an aggregate of approximately 98,657,845 TII A Shares were held by persons with registered U.S. addresses.

Following the method prescribed by Instruction 2 to Rule 14d-1(d) to determine the percentage of outstanding subject securities held by U.S. holders, AMX has determined that the percentage of U.S. ownership of each series of TII Shares subject to the U.S. Offer is 81.8% with respect to the TII L Shares and 32.8% with respect to the TII A Shares, leading to the split conclusion above regarding eligibility for Tier II status.[3]

In calculating the above percentages, in accordance with the Instruction that securities held by the "bidder"[4] be excluded from the calculation of U.S. ownership for purposes

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[2] 242,230,480 TII L ADSs held by CGT, a Mexican holder, through DTC have been subtracted.

[3] As of January 15, 2010, there were 9,503,488,887 TII L Shares and 393,766,591 TII A Shares outstanding (including shares underlying ADSs).

[4] We note that the corresponding instruction in Rule 802(h)(2) substitutes the term "acquirer" for "bidder" but assume that the two terms were intended to be interchangeable.

of Rule 14d-1(d), all TII Shares held by the Slim Family and its affiliates (including CGT) have been excluded.[5]

3. CGT

As described above, CGT is a holding company that conducts substantially no operations other than to hold outstanding equity securities of TII and TMX. CGT currently holds 73.9% of the outstanding TII AA Shares, 23% of the outstanding TII A Shares and 51% of the outstanding TII L Shares and may be deemed to control TII. CGT is not expected to tender any TII Securities in the TII Offers, but AMX expects to acquire beneficial ownership of the TII Securities owned by CGT through the CGT Offer. CGT also holds approximately 59.4% of the outstanding capital stock of TMX and may be deemed to control TMX.

As described above, the CGT Offer will be exempt from registration under the Securities Act pursuant to Rule 802, exempt from Rule 13e-3 pursuant to paragraph (g)(6) of that rule and exempt from Regulations 14D and 14E under the Exchange Act pursuant to Rule 14d-1(c). The CGT Offer will be subject to customary conditions, including receipt of certain regulatory approvals. The Slim Family, which directly or indirectly holds approximately 88.6% of the outstanding CGT A1 Shares and may be deemed to control CGT, is expected to tender all of such shares in the CGT Offer.

C. Applicable Provisions of Mexican Law

In Mexico, tender offers for securities registered with the CNBV are regulated by the Mexican Regulations and the Mexican Securities Law. Mexican counsel to AMX has advised us that a tender offer may not be carried out, nor may tender offer documents be disseminated, in Mexico unless the tender offer and the tender offer materials comply with the Mexican Regulations and the Mexican Securities Law. As a result, dissemination in Mexico of the U.S. tender offer materials in conformity with U.S. laws, regulations and procedures would violate the Mexican Regulations and the Mexican Securities Law.

Mexican counsel has further advised us that, under the Mexican Regulations, the CNBV will not accept or approve a direct Spanish translation of the U.S. tender offer materials for use in Mexico. The Mexican Regulations mandate, and the CNBV expects, that a bidder will file for approval tender offer materials that follow a specific format rather than merely translating the U.S. tender offer materials into Spanish.

Mexican counsel has also advised us that, under the Mexican Regulations and practice in Mexico, tender offer materials are not disseminated by mail to security holders.

[5] If all TII Shares held by the Slim Family and its affiliates were not excluded, the resulting percentage of U.S. ownership of each series of TII Shares subject to the U.S. Offer would be 48.7% with respect to the TII L Shares and 25.0% with respect to the TII A Shares. Thus, while altering the determination of which shares are to be excluded does significantly affect the calculation of U.S. ownership percentage, in this case it would not change the resulting conclusion that the U.S. Offer does not qualify for Tier II with respect to the TII L Shares and does qualify with respect to the TII A Shares.

Instead, the dissemination requirement is satisfied by posting the tender offer materials on the websites of the CNBV and the Mexican Stock Exchange. Dissemination to security holders, as would be required under the Exchange Act, is neither required nor customary in Mexico and would be onerous and impractical in the absence of an established infrastructure.

There are a number of other aspects of Mexican law that are inconsistent with U.S. law with respect to tender offers. For example, the Mexican Securities Laws provide that an offer may be modified prior to its expiration without CNBV approval only if the modification provides a more favorable treatment for the offerees and the offer period is extended for at least five business days or otherwise as contemplated in the offer. The Mexican Regulations contain a similar provision, but also provide that an offer may only be modified prior to its expiration in accordance with the terms set forth in the prospectus relating to such offer. These offer extension provisions conflict with U.S. laws, which permit modification to an offer regardless of its nature, provided that such offer remains open after such modification for certain prescribed periods.

Under the Mexican Regulations, the bidder must file for approval with the CNBV a preliminary prospectus prior to commencement of the offer providing certain specified information and any other information that would be relevant to an investor in making an investment decision. All such information must be provided in Spanish. No such similar approval prior to commencement of the U.S. Offer is required pursuant to U.S. laws.

D. The TII Offers

On January 13, 2010 (the "Announcement Date"), AMX announced its intention to offer to purchase all of the outstanding TII Public Securities, in exchange for AMX L Shares (or AMX L ADSs) or, at the election of the exchanging holder, cash.

In order to comply with the Mexican Regulations and Mexican Securities Law, and with applicable U.S. law, AMX proposes to structure the TII Offers as follows:

1. AMX will offer to exchange (i) each outstanding TII A Share or TII L Share for 0.373 AMX L Shares or, at the option of the holder, Mexican pesos 11.66 per share and (ii) each TII A ADS or TII L ADS for 0.373 AMX L ADSs or, at the option of the holder, the U.S. dollar equivalent of Mexican pesos 233.20 per TII ADS.

The exchange ratios for the share consideration and the cash price of the TII Offers were determined based on the average closing prices of the AMX L Shares and the TII L Shares on the Mexican Stock Exchange over the ten trading days preceding the Announcement Date (the "Valuation Period Average Price"). Specifically, (a) the exchange ratio for the share consideration was determined based on the Valuation Period Average Price of one TII L Share divided by the Valuation Period Average Price of one AMX L Share and (b) the cash consideration per share is equal to the Valuation Period Average Price of the share consideration. The consideration for the TII A Shares was determined using the same valuations, since TII A Shares have historically traded at close to parity with, or a slight discount to, the TII L Shares.

2. The U.S. Offer will be open to all holders of TII A ADSs and TII L ADSs and to all holders of TII A Shares and TII L Shares who are not resident in Mexico. The Mexican Offer will be open to all holders of TII A Shares and TII L Shares, including holders who are U.S. Residents. Holders of TII A Shares and TII L Shares who are not resident in Mexico would be permitted to tender, at their option, into either the U.S. Offer or the Mexican Offer. CGT is not expected to tender any of its TII Public Securities in the TII Offers.

3. The cash consideration in the Mexican Offer will be payable in Mexican pesos. Such consideration will be paid at the same time to all TII shareholders.

4. The cash consideration in the U.S. Offer will be payable in Mexican pesos to the custodian, which will subsequently arrange for conversion of the consideration into U.S. dollars at the exchange rate in effect the day following the expiration of the U.S. Offer.

5. AMX has filed with the CNBV and the Mexican Stock Exchange an application for approval of the Mexican Offer. The preliminary prospectus filed with the application was made public by posting it on the web site of the Mexican Stock Exchange. The final prospectus approved by the CNBV will also be made public by posting it on the web site of the Mexican Stock Exchange on or before the commencement date of the TII Offers (as applicable, the "Commencement Date"). In addition, AMX will publish a notice of the Mexican Offer in a Mexican newspaper of national circulation on the Commencement Date and at least once every three days during the offer period.

6. The Mexican Offer is required to commence within 20 business days of receiving approval from CNBV. As soon as practicable following the approval of the Mexican Offer by the CNBV, AMX will commence the Mexican Offer. AMX anticipates commencing the U.S. Offer on the same date, and AMX will file with the Commission a Schedule TO with respect thereto and will deliver copies to TII and the NYSE. AMX also intends to publish in a newspaper of national circulation in the United States a tombstone-style advertisement setting forth the information generally required by Section 14(d) of the Exchange Act and Regulation 14D thereunder. The U.S. Offer will also be subject to, and conducted in accordance with, the applicable requirements of the Securities Act. AMX will file a Registration Statement on Form F-4 for the purpose of registering the offer of its securities in the U.S. Offer.

7. Promptly after the Commencement Date, AMX will disseminate the U.S. Offer materials in accordance with U.S. law and the Mexican Offer materials in accordance with Mexican law.

8. The Mexican Regulations require that all holders of TII A Shares and TII L Shares, including U.S. Residents, be allowed to participate in the Mexican Offer. The U.S. Offer materials will provide that U.S. Residents holding TII A Shares and TII L Shares can tender into either the U.S. Offer or the Mexican Offer. In addition to describing the method for tendering into the U.S. Offer, the U.S. Offer materials will describe how U.S. Residents can tender TII A Shares and TII L Shares in the Mexican Offer. The Mexican Offer materials will not be distributed to U.S. Residents, but they will be posted on the web sites of the CNBV and

the Mexican Stock Exchange, in accordance with the Mexican Regulations and Mexican Securities Law.

9. The U.S. Offer will initially remain open for at least 20 business days from commencement (or such longer period of time as is required by Rule 14d-4(d)(2)) and the Mexican Offer will remain open for the same period. The U.S. Offer and the Mexican Offer materials will provide that AMX may extend the TII Offers when it is required to do so by applicable laws and regulations. The U.S. Offer materials and the Mexican Offer materials will also state that, if, on or prior to the expiration date the conditions to either of the TII Offers are not satisfied (or waived to the extent permitted by the TII Offers), AMX may extend the TII Offers pursuant to applicable laws and regulations until all the offer conditions have been satisfied (or so waived). Both the U.S. offer and the Mexican Offer will provide withdrawal rights as required by Section 14(d)(5) of the Exchange Act and Rule 14d-7 thereunder.

10. AMX has not purchased or made any arrangement to purchase TII Public Securities outside of the U.S. Offer since the Announcement Date and will not do so until expiration date of the U.S. Offer, except pursuant to the Mexican Offer.

11. If the consideration per TII Public Share in the Mexican Offer is increased, AMX will (and the U.S. Offer materials will provide that AMX will) make a corresponding increase to the consideration to be paid per TII Public Security pursuant to the U.S. Offer (taking into account the number of TII A Shares and TII L Shares represented by each TII ADS). Similarly, if the consideration per TII Public Security in the U.S. Offer is increased, AMX will (and the Mexican Offer will provide that AMX will) make a corresponding increase to the prices to be paid per TII Public Share pursuant to the Mexican Offer.

12. The TII Offers will be subject to customary conditions, including receipt of certain regulatory approvals, but will not be subject to any minimum tender condition or to any limitation on the ability of a holder to elect either shares or cash. Consequently there will be no proration of TII Securities tendered for either the share or the cash consideration. The TII Offers will, however, be subject to a condition that the CGT Offer has been consummated.

13. In connection with the TII Offers, AMX will comply with applicable Mexican law, including the Mexican Regulations and Mexican Securities Law. Except as otherwise permitted pursuant to the relief requested herein, the TII Offers will comply with all provisions of applicable U.S. law. Except as may be required by the law governing each offer and except as noted in this letter, AMX expects that the terms of the two TII Offers will be identical in all material respects.

E. Applicable Exchange Act Rules

1. Rule 14d-10(a)(1)

Rule 14d-10(a)(1) under the Exchange Act provides that no person shall make a tender offer for an equity security unless such offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer will be open to all holders of TII ADSs and to all holders of TII A Shares and TII L Shares who are not resident in Mexico. The Mexican Offer will be open to holders of TII A Shares and TII L Shares (and not to holders of TII ADSs). Literal application of Rule 14d-10(a)(1) would prohibit the dual structure of the TII Offers at least as respects the offer for TII L Shares.[6]

2. Rule 14e-5

Among other things, Rule 14e-5 under the Exchange Act prohibits a person making a tender offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security (or any security which is immediately convertible into or exchangeable for such security), except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including extensions thereof. Read literally, Rule 14e-5 could be interpreted to prohibit AMX from conducting or purchasing TII Public Shares pursuant to the Mexican Offer during the pendency of the U.S. Offer.

F. Discussion

1. Rule 14d-10(a)(1)

In October 1999, the Commission adopted certain exemptive rules for cross-border offerings, including tender offers, relating to the securities of foreign companies. The promulgating release (Release Nos. 33-7759, 34-42054, International Series Release No. 1208) (the "Cross-Border Release") indicates that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in these types of transactions. The Commission also stated that, when U.S. ownership of the class of security of the foreign company sought in the offer (the "Subject Securities") is greater than 40%, it would consider relief on a case-by-case basis when there is a direct conflict between the U.S. laws and practice and those of the home jurisdiction.

As described above, there are several points of conflict between tender offer rules and practices in Mexico and in the United States. For example, the Mexican Regulations and CNBV require that a tender offer for equity securities of a Mexican company registered with the CNBV (as is the case with TII) must comply with certain disclosure, dissemination, timing and other conditions that differ in some respects from U.S. rules and regulations. More specifically, (i) the CNBV must approve the tender offer prior to its commencement, (ii) the final Mexican tender offer materials approved by the CNBV must be made public by means of posting on the website of the Mexican Stock Exchange on or before the commencement of the tender offer, (iii) the Mexican tender offer materials need only be disseminated to the participants in the Indeval Mexican clearing system, (iv) the contents of the Mexican tender offer materials, although

[6] Since AMX has determined that as of January 15, 2010 the U.S. Offer would qualify for Tier II with respect to the TII A Shares, as respects the TII A Shares, the dual structure of the offer would be permitted under Rule 14d-1(d)(2)(ii).

substantially similar to those required under the Exchange Act, are presented in a format that differs from that required by Schedule TO, and (v) the Mexican tender offer materials must be written in the Spanish language. We believe the best method for reconciling the differing U.S. and Mexican laws and practices is the dual offer structure proposed herein.

The Commission has previously recognized that the reconciliation of Mexican and U.S. securities laws and regulations in transactions such as the TII Offers is facilitated by a dual tender offer structure and has approved dual offer structures in prior orders, including with respect to dual tender offers made in the U.S. and Mexico. For example, the Commission has concluded that, in view of the existence of conflicting regulatory schemes and tender offer practices and the fact that U.S. holders and non-U.S. holders would be permitted to participate in tender offers on an equal basis, it was appropriate to allow a tender offer to be structured as two concurrent offers – one in the U.S. and one in the foreign jurisdiction. See *In the Matter of Amershan International PLC*, Exchange Act Release No. 34-38797 (July 1, 1997). Based on this conclusion, the Commission granted an exemption from Rule 14d-10 and acknowledged that dual offers could be conducted without the foreign offer being subject to Section 14(d) of the Exchange Act and the rules thereunder. The Commission came to the same conclusion and granted similar relief in connection with cross-border tender offers for Mexican and other foreign companies. See *In the Matter of Agrupación Aeroportuaria Internacional II, S.A. de C.V. Tender Offer for Series B Shares and ADSs of Grupo Aeropotuario del Sureste, S.A.B. de C.V.* (May 9, 2007). See also *In the Matter of Movil Access, S.A. de C.V. for Grupo Iusacell, S.A. de C.V.*, Exchange Act File TP 03-93 (June 24, 2003), *In the Matter of Vimpelcom Ltd., Altimo Holdings & Investments Ltd and Telenor ASA Offer for Shares of Vimpel-Communications* (February 5, 2010), *In the Matter of E.ON Aktiengesellschaft's Offer for Endesa, S.A.* (December 6, 2006), *In the Matter of Gas Natural SDG, S.A.'s Exchange Offer for Shares of Endesa, S.A.*, Exchange Act File No. TP 06-38 (March 6, 2006), *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V.* Exchange Act File TP 02-93 (October 14, 2002), *In the Matter of Ivax Corp.'s Tender Offer Shares and ADSs of Laboratory Chile S.A.*, Exchange Act File TP 01-136 (June 5, 2001), and *In the Matter of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depositary Shares of Banco Ganadero, S.A.*, Exchange Act File TP 01-108 (March 9, 2001). In several of these instances, the level of U.S. ownership in the series of shares tendered exceeded 40%.

In view of the fact that the U.S. Offer will be for all TII ADSs and for TII A Shares and TII L Shares held by persons not resident in Mexico, and the Mexican Offer will be for all TII A Shares and TII L Shares, and that there are otherwise no material differences between the U.S. Offer and the Mexican Offer, AMX respectfully requests that the TII Offers in respect of the TII L Shares be exempted from compliance with Rule 14d-10(a)(l) of the Exchange Act to the extent necessary to conduct the TII Offers as described herein. Given (i) the protections afforded by the Mexican regulatory regime, (ii) that the TII Offers will be made on the same financial terms, (iii) the minimal differences in the procedural requirements applicable to each of the TII Offers, (iv) that U.S. Residents who hold TII A Shares and TII L Shares may not be excluded from the Mexican Offer, (v) that the Mexican Regulations and the Mexican

Securities Law prohibit the wide dissemination in Mexico of the U.S. Offer materials, (vi) the fact that U.S. Residents will be able to tender their TII ADSs, TII A Shares and TII L Shares in either AMX Offer (although holders of ADSs wishing to participate in the Mexican Offer would have to pay a conversion fee to the ADS Depositary), we believe that the requested exemption is both appropriate and consistent with the intent of the Cross-Border Release, the Exchange Act and prior Commission relief.

2. Rule 14e-5

While a literal reading of Rule 14e-5 could be interpreted to prohibit AMX from conducting or purchasing TII Public Shares pursuant to the Mexican Offer during the pendency of the U.S. Offer, Rule 14e-5(b)(11) permits purchases or arrangements to purchase pursuant to a foreign offer where the offeror seeks to acquire subject securities through a U.S. tender offer and a concurrent or substantially concurrent foreign offer, if certain conditions are satisfied.

As described above, the TII Offers will meet all of the conditions set forth in Rule 14e-5(b)(11), with the exception of the requirement that the TII Offers qualify for Tier II exemptive relief, at least as respects the offer for TII L Shares.[7]

The Commission has granted relief from Rule 14e-5 with respect to dual offers that met all of the conditions now set forth in Rule 14e-5(b)(11) other than the Tier II condition. See *In the Matter of Vimpelcom Ltd., Altimo Holdings & Investments Ltd and Telenor ASA Offer for Shares of Vimpel-Communications* (February 5, 2010) (percentage of outstanding shares held by U.S. residents is approximately 44.4%); and *In the Matter of Agrupación Aeroportuaria Internacional II, S.A. de C.V. Tender Offer for Series B Shares and ADSs of Grupo Aeropotuario del Sureste, S.A.B. de C.V.* (May 9, 2007) (percentage of outstanding shares held by U.S. residents is approximately 56%). See also *Tender offer by Petersen Energia Inversora, S.A. for YPF S.A.* (September 9, 2008) (percentage of outstanding shares held by U.S. residents is approximately 48.05%); and *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Geinez S.A. de C.V.*, Exchange Act File TV 02-93 (October 14, 2002) (percentage of outstanding shares held by U.S. residents exceeds 40% and is not more than 70.8%).

We also note that in some of these letters and others the Commission recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws of a different country. In each case, the Commission provided the bidder with an exemption from Rule 14e-5 (formerly Rule 10b-13) so that the non-U.S. offers could be made during the pendency of the U.S. Offer.

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[7] Since AMX has determined that as of January 15, 2010 the U.S. Offer would qualify for Tier II with respect to the TII A Shares, as respects the TII A Shares, the dual structure of the offer would be compliant under Rule 14e-5(b)(11).

Rule 14e-5 is designed to prevent manipulative and deceptive practices pursuant to which an offeror purchases (or arranges to purchase) shares outside of a tender offer, either during the offer or promptly following it. Because the proposed dual offer structure involves purchases pursuant to a concurrent, substantially identical foreign tender offer and holders of TII Public Securities will be entitled to participate in the U.S. Offer on terms at least as favorable as those offered in the Mexican Offer, those concerns should not be relevant in this context. Furthermore, AMX's intention to make purchases pursuant to the Mexican Offer and the purchases themselves will be fully disclosed to U.S. shareholders, who will be assured the benefit of the same price paid in the Mexican Offer.

In view of the foregoing, AMX respectfully requests exemptive relief from the provisions of Rule 14e-5 in connection with the TII Offers in respect of the TII L Shares pursuant to Rule 14e-5(d) with regard to the conduct of the Mexican Offer.

G. Relief Requested

1. Rule 14d-10(a)(1) Relief

AMX respectfully requests that the TII Offers be exempted from compliance with Rule 14d-10(a)(l) of the Exchange Act to the extent necessary to conduct the TII Offers in respect of the TII L Shares as described herein.

2. Rule 14e-5 Relief

AMX respectfully requests exemptive relief from Rule 14e-5 under the Exchange Act to allow AMX to make the Mexican Offer and to purchase TII L Shares thereunder after the public announcement, but prior to the expiration, of the U.S. Offer.

In view of the required timetable to commence the TII Offers, we respectfully request that the Commission issue the requested relief as soon as practicable. If you require any further information or have any questions please contact me at (212) 225-2630 or my partners, Nicolas Grabar at (212) 225-2414 or Duane McLaughlin at (212) 225-2106.

Very truly yours,



Daniel S. Sternberg

cc: Alejandro Cantú Jiménez, Esq., América Móvil, S.A.B. de C.V.
Rafael Robles Miaja, Esq.

ROBLES MIAJA
ABOGADOS

RAFAEL ROBLES MIAJA
CLAUDIA AGUILAR BARROSO
CECILIA QUINTANILLA MADERO
ALEJANDRO CHICO PIZARRO
MARÍA LUISA PETRICIOLI CASTELLÓN
ANDRÉS GUTIÉRREZ FERNÁNDEZ
JORGE PABLO AGUILAR ALBO

BOSQUE DE ALISOS 47 A-PB
COLONIA BOSQUES DE LAS LOMAS
MÉXICO 05120, DISTRITO FEDERAL

TEL: 2167-2120
FAX: 2167-2148

WWW.ROBLESMIAJA.COM.MX

April 22, 2010

América Móvil, S.A.B. de C.V.
Lago Alberto 366,
Colonia Anahuac
11320 México, D.F., México

Dear Sirs and Madams:

We have acted as legal advisors in the United Mexican States ("Mexico") to América Móvil, S.A.B. de C.V., a *sociedad anónima bursátil de capital variable* organized under the laws of Mexico (the "Company"), in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended of the Registration Statement on Form F-4 (the "Registration Statement") relating to the Company's previously-announced offer to acquire all shares of Telmex Internacional, S.A.B. de C.V.

In such capacity, we have reviewed the letter requesting exemptive relief from the provisions of Rules 14d-10(a)(1) and 14e-5 under the Securities Exchange Act of 1934, as amended, prepared by Cleary Gottlieb Steen & Hamilton LLP and dated as of April 22, 2010, and confirm that in our opinion the descriptions of Mexican law and takeover regulations contained therein are accurate and complete in all material respects, for the purpose of the exemptive relief request letter.

The foregoing confirmation is limited to matters involving the laws of Mexico and is not to be read as extending by implication to any other matters not referred to herein.

We hereby consent to the inclusion of this letter with any request for relief submitted by you to the Commission in connection with the Registration Statement.

The contents of this letter may not be quoted or referred to in any public document or filed with anyone except as provided herein.

Very truly yours,

Bufete Robles Miaja, S.C.



By:____________________________
Rafael Robles Miaja
Partner